Exhibit 99.1

Perion’s High Impact CTV Ad Suite Propels Growth as World Cup 2022 Drives
Record-Breaking TV Audience

TEL AVIV & NEW YORK – December 15, 2022 – Perion Network Ltd. (NASDAQ & TASE:PERI) a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – search, social media and display/video/CTV advertising – today announced that its CTV advertising solution is capitalizing on increased demand from advertisers for its High-Impact Live CTV ads suite during the FIFA World Cup Qatar 2022 games.

Demand is strong from several fast-growing market sectors - including sports betting and video games - that seek to leverage Perion’s High-Impact ad units which are highly suitable for high engagement programming like the World Cup.

Doron Gerstel, Perion’s CEO, stated, “Perion has continually demonstrated its ability to capture revenue based on macro trends and immediate opportunities. The World Cup performance is a perfect example. Advertisers know that our High-Impact CTV can drive four times the lift in site visits over regular CTV, and more than three times the conversions. That powerful engagement is even more important here, given that the World Cup as a key event for our clients – new and existing.  They are investing in the game and benefiting from the significant potential of CTV engagement and connectivity.”

Since the World Cup is in Qatar at eight hours ahead of Eastern Standard Time (EST), all games are played early in the day shifting the traditional viewing window, thus creating another prime time. According to FIFA, the English-language coverage of USA’s game on November 25th, 2022, against England was the most watched men’s soccer match on U.S. TV ever. Viewers are watching the games both live and recorded, grabbing the attention of millions.

Perion’s High-Impact CTV helps ads break through; the CTV formats draw more attention to the advertiser’s commercial, enhance branding, and highlight key messages. These CTV formats can include branding with the advertiser’s logo and custom background imagery surrounding the ad, all of which are custom designed toward the campaign’s specific objectives. Ads that utilize Perion’s High-Impact CTV are highly effective and result in elevated levels of unaided awareness, intent, site visits, and on-site actions.

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About Perion Network Ltd.

Perion Network Ltd. is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display, including video and CTV advertising. These channels are brought together by Perion’s intelligent HUB, which integrates Perion’s business assets from both sides of the open Web, providing significant benefits to brands and publishers.

For more information, visit our website at www.perion.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com

Source: Perion Network Ltd.